F-STAR THERAPEUTICS, INC.

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

April 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

RE:	F-star Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 31, 2021

File No. 333-254884

Acceleration Request

Dear Ms. Adams:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of F-star Therapeutics, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, April 9, 2021, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or William Hicks of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,
F-STAR THERAPEUTICS, INC.

/s/ Darlene Deptula-Hicks
Darlene Deptula-Hicks
Chief Financial Officer

cc:	Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.